Filed by Seneca Biopharma, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as

amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Seneca Biopharma, Inc.

(Commission File No. 001-33672)

Leading BioSciences and Seneca Biopharma Announce Merger

Combined Company to be Named Palisade Bio Creating Nasdaq-listed Company Focused on Advancing Leading BioSciences’ Clinical Programs

Concurrent financing of $22.5 Million Led by Altium Capital

Companies to Host Conference Call to Discuss Transaction on December 17, 2020 at 8:30a.m. ET

GERMANTOWN, Md. and CARLSBAD, Calif., December 17, 2020 /PRNewswire/ -- Seneca Biopharma, Inc. (Nasdaq: SNCA) (“Seneca”), and Leading BioSciences, Inc. (“LBS”), a privately held company focused on developing novel therapeutics to improve human health through therapeutic protection of the gastrointestinal (“GI”) mucosal barrier, announced today that they have entered into a definitive agreement under which a wholly owned subsidiary of Seneca will merge with LBS in an all-stock transaction. The combined company will focus on advancing LBS’s lead pipeline asset, LB1148, in clinical studies to evaluate its potential to improve restoration of normal GI function following major surgery and reduce certain postoperative complications such as abdominal adhesions. Upon completion of the merger, the company is expected to operate under the name Palisade Bio, Inc. and trade on the Nasdaq Capital Market under the ticker symbol PALI.

Altium Capital has agreed to invest $22.5 million at the close of the merger, subject to customary conditions. The private placement financing will help fund continued development of the combined company’s clinical programs, including LB1148, and is expected to close immediately prior to the completion of the merger.

LB1148 is a Phase 3-ready, patent-protected, oral formulation of a broad-spectrum serine protease inhibitor designed to neutralize the activity of potent digestive proteases that are released from the gut during surgery, which in turn contribute to the temporary loss of normal gastrointestinal function and formation of postoperative adhesions. By inhibiting the activity of these digestive proteases, LB1148 has the potential to prevent damage to GI tissues, accelerate the time to return of normal GI function, and shorten the duration of costly post-surgery hospital stays.

“This is a transformational event for Leading BioSciences, and a critical next step in the evolution of the Company. Through this merger, the newly formed Palisade Bio will be optimally positioned to advance our lead drug candidate LB1148 through the final phases of clinical development for FDA approval,” said Tom M. Hallam, Ph.D., chief executive officer of LBS. “We are excited to commence pivotal studies with LB1148 in our first indication to reduce the time to return to normal postoperative GI function following neonatal open-heart surgery. This oral therapeutic has the potential to be transformative for improving outcomes in multiple surgery indications.”

Kenneth C. Carter, Ph.D., executive chairman of Seneca, remarked, “Following an extensive review of strategic alternatives, we believe that this merger with Leading BioSciences is in the best interest of Seneca’s stockholders, and has the potential to deliver both near- and long-term value to the stockholders. The strength and dedication of the Leading BioSciences leadership team, combined with their highly differentiated pipeline assets and enthusiastic support from leading clinicians, provides a compelling foundation for future success for all stakeholders, and they have our full support.”

About the Proposed Transaction
The merger is structured as a stock-for-stock transaction whereby all of LBS’s outstanding shares of capital stock and securities exercisable for LBS’s common stock will be exchanged for Seneca common stock and securities exercisable for Seneca common stock. On a pro forma basis and based upon the number of shares of Seneca common stock to be issued or issuable in the merger, it is anticipated that Seneca equity holders immediately following the merger will own approximately 26.2% of the combined company and LBS equity holders (inclusive of investors in the financing) immediately following the merger will own approximately 73.8% of the combined company on a fully diluted basis using an adjusted treasury stock method.

Shareholders of Seneca will also receive one contingent value right (“CVR”) for each share of Seneca common stock (including any warrants exercisable for shares of Seneca common stock) as a dividend. This will entitle the holder to receive, in certain circumstances, a certain percentage the net proceeds, if any, derived from the sale or license of the intellectual property of Seneca. Full details of the CVR agreement will be contained in Seneca’s S-4 to be filed with the SEC.

Final share exchange allocations will be subject to adjustment based on Seneca’s net cash balance at the time of closing. The transaction has been approved by the board of directors of both companies. The merger is expected to close in the first half of 2021 subject to the approval of Seneca stockholders at a special stockholder meeting, the approval of LBS stockholders, the closing of the financing, as well as other customary conditions.

Solebury Trout LLC is acting as financial advisor to Seneca for the transaction and Silvestre Law Group, P.C. is serving as legal counsel to Seneca. Evolution Venture Partners is acting as financial advisor to LBS, and Cooley LLP is serving as legal counsel to LBS.

Management and Organization
The combined company will be led by Thomas M. Hallam, Ph.D., LBS’ chief executive officer, and will be headquartered in Carlsbad, California. The board of directors is expected to be composed of eight members, consisting of three from Seneca and five from LBS.

Conference Call
Seneca and LBS will host a conference call at 8:30 a.m. ET on Thursday December 17, 2020, to discuss the proposed transaction. The conference call may be accessed by dialing 877-407-9208 for U.S. callers and 201-493-6784 for international callers at least five minutes prior to the start of the call and providing the conference ID 13714302. Additionally, the live, listen-only webcast of the conference call can be accessed by visiting the investors section of the Seneca website at www.senecabio.com. A replay of the webcast can be accessed at the same location beginning two hours following completion of the call and will be available for seven days.

About Seneca Biopharma, Inc.
Seneca is a clinical-stage biopharmaceutical company previously developing novel treatments for diseases of high unmet medical need. Seneca is in the process of transforming the organization through the acquisition or in-licensing of new science and technologies, to develop with the goal of providing meaningful therapies for patients.

About Leading BioSciences, Inc.
LBS is developing novel therapeutics designed to improve human health through therapeutic protection of the gastrointestinal mucosal barrier. LBS’ initial focus is combatting the interruption of GI function (ileus) following major surgery in order to reduce recovery times and shorten the duration of patient hospital stays. Additionally, LBS believes that its investigational therapies have the potential to prevent the formation of postoperative adhesions (reducing hospital re-admissions and additional surgeries), as well as to address the myriad health conditions and complications associated with chronic disruption of the gastrointestinal mucosal barrier.

No Offer or Solicitation:
This communication will not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities in connection with the proposed merger shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Additional Information Will be Filed with the SEC
In connection with the proposed transactions between LBS and Seneca, Seneca will file a registration statement on Form S-4 that will contain a proxy statement and prospectus with the Securities Exchange Commission, or the SEC. This communication is not a substitute for the registration statement or the proxy statement or any other documents that Seneca may file with the SEC or send to its stockholders in connection with the proposed transactions. BEFORE MAKING ANY VOTING DECISION, SENECA URGES INVESTORS AND STOCKHOLDERS TO READ THESE MATERIALS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT SENECA, THE PROPOSED TRANSACTION AND RELATED MATTERS.

You may obtain free copies of the registration statement, proxy statement and all other documents filed or that will be filed with the SEC regarding the proposed transaction at the website maintained by the SEC at www.sec.gov. Once filed, the Registration Statement will be available free of charge on Seneca’s website at www.senecabio.com, by contacting Seneca’s Investor Relations by phone at (301) 366-4960, or by electronic mail at investor@senecabio.com. Investors and stockholders are urged to read the registration statement, proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed transaction.

Participants in the Solicitation
Seneca and LBS, and each of their respective directors and executive officers and certain of their other members of management and employees, may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Seneca’s directors and executive officers is included in Seneca’s Annual Report on Form 10-K for the year ended December 31, 2019, filed with the SEC on March 27, 2020, and the proxy statement for Seneca’s 2020 annual meeting of stockholders, filed with the SEC on June 24, 2020. Additional information regarding these persons and their interests in the transaction will be included in the proxy statement relating to the transaction when it is filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward-Looking Statements
This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements related to the anticipated consummation of the proposed transactions, and other statements that are not historical facts.  Any statements contained in this communication that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements may be identified by the use of words referencing future events or circumstances such as “expect,” “intend,” “plan,” “anticipate,” “believe,” “will,” and similar expressions and their variants.  These forward-looking statements are based upon Seneca’s current expectations. Forward-looking statements involve risks and uncertainties. Seneca’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks relating to the completion of the merger, including the need for stockholder approval and the satisfaction of closing conditions; the anticipated financing to be completed immediately prior the closing of the merger; the cash balances of the combined company following the closing of the merger and the financing; the ability of Seneca to remain listed on The Nasdaq Stock Market, LLC; and expected restructuring-related cash outlays, including the timing and amount of those outlays. Risks and uncertainties related to LBS that may cause actual results to differ materially from those expressed or implied in any forward-looking statement include, but are not limited to: LBS’s plans to develop and commercialize its product candidates, including LB1148; the timing of initiation of LBS’s planned clinical trials; the timing of the availability of data from LBS’s clinical trials; the timing of any planned investigational new drug application or new drug application; LBS’s plans to research, develop and commercialize its current and future product candidates; LBS’s ability to enter into new collaborations, and to fulfill its obligations under any such collaboration agreements; the clinical utility, potential benefits and market acceptance of LBS’s product candidates; LBS’s commercialization, marketing and manufacturing capabilities and strategy; LBS’s ability to identify additional products or product candidates with significant commercial potential; developments and projections relating to LBS’s competitors and its industry; the impact of government laws and regulations; LBS’s ability to protect its intellectual property position; and LBS’s estimates regarding future revenue, expenses, capital requirements and need for additional financing following the proposed transaction. The risks and uncertainties may be amplified by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Seneca’s business, operations, and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

There can be no assurance that Seneca will be able to complete the proposed transactions on the anticipated terms, or at all. Additional risks and uncertainties relating to Seneca and its business can be found under the caption “Risk Factors” and elsewhere in Seneca’s filings and reports with the SEC, including in Seneca’s Quarterly Report on Form 10-Q, filed with the SEC on November 11, 2020. Except as required by law, Seneca expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Seneca’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

SOURCE: Seneca Biopharma, Inc.; Leading BioSciences, Inc.

Related Links

www.senecabio.com

www.leadingbiosciences.com

Corporate Contact:

Justin Stege, Ph.D.

justin.stege@leadingbiosciences.com

Leading BioSciences Media Relations Contact:

Darren Opland, Ph.D.

LifeSci Communications

darren@lifescicomms.com

Leading BioSciences Investor Relations Contact:

Corey Davis, Ph.D.

LifeSci Advisors

cdavis@lifesciadvisors.com

Conference Call Information:

December 17, 2020 at 8:30 a.m. ET

877-407-9208 Investors Dial

201-493-6784 International Investors Dial

13714302 Conference ID

Live Event Call me™ Link for participant entry:

https://callme.viavid.com/?callme=true&passcode=13714302&h=true&info=company-email&r=true&B=6

•	Participants can use Guest dial-in #s above and be answered by an operator OR click the Call me™ link for instant telephone access to the event

•	Call me™ link will be made active 15 minutes prior to scheduled start time

Webcast: http://public.viavid.com/index.php?id=142769